============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


                THRIFT PLAN FOR EMPLOYEES OF
                         CONOCO INC.
                  (FULL TITLE OF THE PLAN)


                         CONOCO INC.
                600 NORTH DAIRY ASHFORD ROAD
                      HOUSTON, TX 77079
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX
                            -----

                                                     Page(s)
                                                     -------

Report of Independent Accountants..................       4

Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information at
  December 31, 1995 and 1994........................    5-8

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information
  for the Years Ended December 31, 1995 and 1994....   9-12

  Notes to Financial Statements.....................  13-21

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
  at December 31, 1995 (Schedule I).................     22

  Schedule of Reportable Transactions for the
  Year Ended December 31, 1995 (Schedule II)........     23


                          EXHIBITS
                          --------

Exhibit
Number                   Description
- -------                  -----------

  24           Consent of Independent Accountants

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc., has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                    Thrift Plan for Employees of
                               Conoco Inc.



                    Date: June 13, 1996



                    By: _________________________________
                                Mario Rocconi, Jr.
                        Vice President of Human Resources

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of
Conoco Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Employee Benefit Plans Board of Conoco Inc., as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements takes as a whole.





PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
May 28, 1996



                                                     PAGE 5

                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                                DECEMBER 31, 1995

                               (Dollars In Thousands, Except Unit or Share Values)


                                                                   FUND INFORMATION
                                      --------------------------------------------------------------------------
                                                                       3-Way       DuPont                Merrill
                                          Fixed        Fidelity        Asset       Common                 Lynch
                                          Income       Magellan     Allocation      Stock       Loan     Equity
                                           Fund          Fund          Fund         Fund        Fund      Index
                                      -------------   -----------   ----------   -----------   -------   -------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $243,232) ..............                                               $383,492
  Pooled investments (cost
    $257,001).....................                    $154,191       $59,232                             $26,392
  Fixed income
    (contract value $1,843,776)...    $1,843,776
  Short-term investments & cash
    (cost $27,657)................        26,988           149            57          371                     25
  Loans to participants-
    principal balance ............                                                             $38,074
                                      ----------      --------       -------     --------      -------   -------

    Total investments ............     1,870,764       154,340        59,289      383,863       38,074    26,417

Receivables
  Due from Conoco Inc. ...........         3,505           699           232        1,377                    115
                                      ----------      --------       -------     --------      -------   -------
  Net assets available for plan
    benefits .....................    $1,874,269<Fa>  $155,039<Fa>   $59,521     $385,240<Fa>  $38,074   $26,532
                                      ==========      ========       =======     ========      =======   =======

Unit or share values (note 2) ....        $93.46        $85.98        $14.58       $69.88                 $40.09
                                          ======        ======        ======       ======                 ======

<Fa> Represents more than 5% of the net assets available for benefits.


The accompanying notes are an integral part of these financial statements.

                                             Continued on next page


                                                       PAGE 6

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                                 DECEMBER 31, 1995 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                   ------------------------------------------------------------
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $243,232) .............                                                     $383,492
  Pooled investments (cost
    $257,001)....................   $25,197     $4,632     $24,550      $15,959        310,153
  Fixed income
    (contract value $1,843,776)..                                                    1,843,776
  Short-term investments & cash
    (cost $27,657)...............        24          4          24           15         27,657
  Loans to participants-
    principal balance ...........                                                       38,074
                                    --------    -------     -------      -------     ----------

    Total investments............    25,221      4,636      24,574        15,974     2,603,152


Receivables
  Due from Conoco Inc............       125         24         109            86         6,272
                                    --------    -------    --------      -------    -----------
  Net assets available for plan
    benefits ....................   $25,346     $4,660     $24,683      $16,060     $2,609,424
                                    =======     =======    ========      =======    ===========

Unit or share values (note 2) ...    $13.32     $11.37      $30.55       $28.31
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.



                                                     PAGE 7

                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                                DECEMBER 31, 1994

                               (Dollars In Thousands, Except Unit or Share Values)


                                                                  FUND INFORMATION
                                      -------------------------------------------------------------------------
                                                                      3-Way        DuPont      Merrill
                                         Fixed         Fidelity       Asset        Common       Lynch
                                         Income        Magellan     Allocation      Stock       Loan     Equity
                                          Fund           Fund          Fund         Fund        Fund      Index
                                      -------------   -----------   ----------   -----------   -------   -------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $213,970) ...............                                              $304,645
  Pooled investments (cost
    $240,905) .....................                   $121,785      $46,293                              $14,161
  Fixed income
    (contract value $1,744,067) ...   $1,744,067
  Short-term investments & cash
    (cost $35,737) ................       35,419            67           29           146      $     8        10
  Loans to participants-
    principal balance .............                                                             34,685
                                      ----------      --------      -------      --------      -------   -------

  Total investments ...............    1,779,486       121,852       46,322       304,791       34,693    14,171

Receivables
  Due from Conoco Inc. ............        3,584           699          237         1,257                     67
                                      ----------      --------      -------      --------      -------   -------

  Net assets available for plan
    benefits ......................   $1,783,070<Fa>  $122,551<Fa>  $46,559      $306,048<Fa>  $34,693   $14,238
                                      ==========      ========      =======      ========      =======   =======

Unit or share values (note 2) .....       $86.24        $66.80       $11.23        $56.25                 $29.22
                                          ======        ======       ======        ======                 ======

<Fa> Represents more than 5% of the net assets available for benefits.



The accompanying notes are an integral part of these financial statements.

                                             Continued on next page


                                                       PAGE 8

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                            DECEMBER 31, 1994 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                   ------------------------------------------------------------
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $213,970) .............                                                     $304,645
  Pooled investments (cost
    $240,905)....................   $27,186     $5,730     $17,993       $9,730        242,878
  Fixed income
    (contract value $1,744,067)..                                                    1,744,067
  Short-term investments & cash
    (cost $35,737)...............        31          4          17            6         35,737
  Loans to participants-
    principal balance ...........                                                       34,685
                                    --------    -------     -------      -------     ----------

    Total investments ...........    27,217      5,734      18,010        9,736      2,362,012


Receivables
  Due from Conoco Inc............       193         40         116           75          6,268
                                    --------    -------    --------      -------      ---------
  Net assets available for plan
    benefits ....................   $27,410     $5,774     $18,126       $9,811     $2,368,280
                                    =======     =======    ========      =======    ===========

Unit or share values (note 2) ...    $12.18     $10.19      $25.70       $22.35
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.



                                                       PAGE 9
                                              THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1995
                                                (Dollars in Thousands)


                                                       FUND INFORMATION
                             ---------------------------------------------------------------------
                                                      3-Way        DuPont                 Merrill
                               Fixed       Fidelity   Asset        Common                 Lynch
                               Income      Magellan   Allocation   Stock       Loan       Equity
                               Fund        Fund       Fund         Fund        Fund       Index
                            -----------  ---------   --------   ---------    ---------   ---------
Investment income
  Interest .................  $148,446        $18         $7         $47       $2,983          $2
  Dividends ................                8,742                 10,904
  Distribution of loan
    interest income ........     1,829        236         83         676       (2,983)         31
                            -----------  ---------   --------   ---------    ---------   ---------
    Total investment income.   150,275      8,996         90      11,627                       33

Net realized gains(losses)                  7,306      1,308      28,126                      606
Net unrealized appreciation
  (depreciation) in fair
  value of investments .....               25,003     12,131      49,585                    5,305
Contributions
  Conoco Inc.
    contributions (net
    of forfeiture of $128)..    15,089      2,845      1,026       5,579                      398
  Participants' savings.....    20,660      5,287      1,613       8,845                      787
  Trust to Trust transfers..    12,164                               507
                            -----------  ---------   --------   ---------    ---------   ---------
                               198,188     49,437     16,168     104,269                    7,129
                            -----------  ---------   --------   ---------    ---------   ---------
Withdrawals ................  (123,608)   (6,009)     (1,668)    (14,318)      (2,603)       (604)
Net transfers among funds
  Loans ....................    (14,499)   (1,144)      (540)     (3,438)      20,167        (128)
  Loan principal repayments.      8,637     1,193        392       3,124      (14,121)        157
  Other authorized
    transfers ..............     23,214   (10,859)    (1,350)    (10,319)                   5,623
Affiliated company
  transfers in(out), net....      (733)      (130)       (40)       (126)         (62)        117
                            -----------  ---------   --------   ---------    ---------   ---------
                              (106,989)   (16,949)    (3,206)    (25,077)       3,381       5,165
                            -----------  ---------   --------   ---------    ---------   ---------
Change in net assets
  available for plan
  benefits for the year.....    91,199     32,488     12,962      79,192        3,381      12,294
Net assets available
  for plan benefits:
  Beginning of year ........ 1,783,070    122,551     46,559     306,048       34,693      14,238
                            -----------  ---------   --------   ---------    ---------   ---------
  End of year ..............$1,874,269   $155,039    $59,521    $385,240      $38,074     $26,532
                            ===========  =========   ========   =========    =========   =========

The accompanying notes are an integral part of these financial statements.
                                       Continued on next page


                                                       PAGE 10

                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)
                                               (Dollars in Thousands)


                                                           FUND INFORMATION
                                      -----------------------------------------------------------
                                                                           Merrill
                                       Merrill     Merrill     Merrill     Lynch
                                       Lynch       Lynch       Lynch       Basic
                                       Global      Balanced    Capital     Value
                                       Holdings    Fund        Fund        Fund           Total
                                      ----------   ---------  ---------   ---------    -----------
Investment income
  Interest ...................               $2          $1         $3          $2       $151,511
  Dividends ..................            1,327         317      2,499         668         24,457
  Distribution of loan
    interest income ..........               58           9         34          27
                                       ---------    --------  ---------   ---------    -----------
    Total investment income ..            1,387         327      2,536         697        175,968

Net realized gains (losses) ..             140        (238)        350         240         37,838
Net unrealized appreciation
  (depreciation) in fair
  value of investments .......            2,320         833      3,120       2,467        100,764
Contributions
  Conoco Inc.
    contributions (net
    of forfeiture of $128)....              656         132        501         345         26,571
  Participants' savings ......            1,081         225        838         630         39,966
  Trust to Trust transfers....                                       1           1         12,673
                                       ----------   --------  ---------   ---------    -----------
                                          5,584       1,279      7,346       4,380        393,780
                                       ----------   --------  ---------   ---------    -----------
Withdrawals ..................           (1,117)       (321)      (766)       (605)      (151,619)
Net transfers among funds
  Loans ......................             (194)        (16)      (120)        (88)
  Loan principal repayments ..              248          50        171         149
  Other authorized transfers .           (6,585)     (2,098)       (44)      2,418
Affiliated company
  transfers in(out), net......                           (8)       (30)         (5)        (1,017)
                                       ----------   --------  ---------   ----------   -----------
                                         (7,648)     (2,393)      (789)      1,869       (152,636)
                                       ----------   --------  ---------   ----------   -----------
Change in net assets
  available for plan
  benefits for the year ......           (2,064)     (1,114)     6,557       6,249        241,144
Net assets available
  for plan benefits:
  Beginning of year ..........           27,410       5,774     18,126       9,811      2,368,280
                                       ---------    ---------  --------   ----------   -----------
  End of year ................          $25,346      $4,660    $24,683     $16,060     $2,609,424
                                       =========    =========  ========   ==========   ===========

The accompanying notes are an integral part of these financial statements.



                                                       PAGE 11
                                              THRIFT PLAN FOR EMPLOYEES
                                                    OF CONOCO INC.
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1994
                                                 (Dollars in Thousands)


                                                       FUND INFORMATION
                             ---------------------------------------------------------------------
                                                      3-Way        DuPont                 Merrill
                               Fixed       Fidelity   Asset        Common                 Lynch
                               Income      Magellan   Allocation   Stock       Loan       Equity
                               Fund        Fund       Fund         Fund        Fund       Index
                             ---------   ---------   --------   ----------   ---------   ---------
Investment income
  Interest ................. $141,141         $15         $7         $40       $2,799          $2
  Dividends ................                4,638                  8,635
  Distribution of loan
    interest income.........    1,662         264         89         599       (2,799)         26
                             ---------   ---------   --------   ---------    ---------    --------
    Total investment income.  142,803       4,917         96       9,274                       28

Net realized gains(losses)..                  193        635      24,111                      204
Net unrealized appreciation
  (depreciation) in fair
  value of investments .....               (6,955)    (1,899)     21,620                      (62)
Contributions
  Conoco Inc.
    contributions (net
    of forfeiture of $456)..   15,652       3,272      1,239       5,273                      295
  Participants' savings.....   16,130       8,726      2,817       9,436                      649
  Trust to Trust transfers..   69,343          50         29       1,676                        2
                            ----------   ---------   --------   ---------    ---------    --------
                              243,928      10,203      2,917      71,390                    1,116
                            ----------   ---------   --------   ---------    ---------    --------
Withdrawals ................  (92,897)     (3,890)    (1,749)     (9,803)      (3,443)       (547)
Net transfers among funds
  Loans ....................  (13,325)       (970)      (511)     (2,660)      18,091         (63)
  Loan principal repayments.    8,529       1,416        415       2,792      (14,129)        120
  Other authorized
    transfers ..............    2,194      11,414     (5,340)    (13,159)                    (664)
Affiliated company
  transfers in(out), net..       (915)       (230)        (8)         (4)         (18)
                             ---------   ---------   --------   ---------    ---------    --------
                              (96,414)      7,740     (7,193)    (22,834)         501      (1,154)
                             ---------   ---------   --------   ---------    ---------    --------
Change in net assets
  available for plan
  benefits for the year.....  147,514      17,943     (4,276)     48,556          501         (38)
Net assets available
  for plan benefits:
  Beginning of year ........  1,635,556   104,608     50,835     257,492       34,192      14,276
                             ---------   ---------   --------   ---------    --------     --------
  End of year .............. $1,783,070  $122,551    $46,559    $306,048      $34,693     $14,238
                             ========== =========    ========   =========    ========     ========
The accompanying notes are an integral part of these financial statements.
                                            Continued on next page



                                                       PAGE 12
                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1994 (Continued)
                                                  (Dollars in Thousands)


                                                       FUND INFORMATION
                             --------------------------------------------------------------
                                                                Merrill
                             Merrill     Merrill    Merrill     Lynch
                             Lynch       Lynch      Lynch       Basic
                             Global      Balanced   Capital     Value
                             Holdings    Fund       Fund        Fund               Total
                             ---------  ---------   ---------   --------        -----------
Investment income
  Interest .................      $5          $1          $3         $2           $144,015
  Dividends ................   1,114         676       1,619        637             17,319
  Distribution of loan
    interest income.........      77          12          34         36
                             --------   ---------   ---------   --------        -----------
    Total investment income.   1,196         689       1,656        675            161,334

Net realized gains.(losses).      87        (153)         66         19             25,162
Net unrealized appreciation
  (depreciation) in fair
  value of investments......  (2,412)       (991)     (1,530)      (480)             7,291
Contributions
  Conoco Inc.
  contributions (net
  of forfeiture of $456)....     826         179         509        356             27,601
  Participants'savings .....   1,881         385       1,096        935             42,055
  Trust to Trust transfers..       5                                  2             71,107
                             --------   ---------   ---------   --------        -----------
                               1,583         109       1,797      1,507            334,550
                             --------   ---------   ---------   --------        -----------
Withdrawals.................  (1,207)       (413)       (639)      (276)          (114,864)
Net transfers among funds
  Loans ....................    (266)        (72)       (128)       (96)
  Loan principal repayments.     385          71         182        219
  Other authorized
    transfers...............   6,271      (1,006)        480       (190)
Affiliate company
  transfers in(out), net....      (7)         (2)         (1)       (40)            (1,225)
                             --------   ---------   ---------   --------        -----------
                               5,176      (1,422)       (106)      (383)          (116,089)
                             --------   ---------   ---------   --------        -----------
Change in net assets
  available for plan
  benefits for the year.....   6,759      (1,313)      1,691      1,124            218,461
Net assets available
  for plan benefits:
  Beginning of year ........  20,651       7,087      16,435      8,687          2,149,819
                             --------   ---------   ---------   --------        -----------
  End of year .............. $27,410      $5,774     $18,126     $9,811         $2,368,280
                             ========   =========   =========   ========        ===========
The accompanying notes are an integral part of these financial statements.


                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. ("THE COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE THRIFT PLAN:

THE PLAN

          The Thrift Plan for Employees of Conoco Inc.(the "Plan") is a defined contribution plan which was established in 1952 by Conoco Inc., a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (DuPont).

          The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service, are eligible to participate in a qualified profit-sharing plan of an affiliated company from which they were transferred, or became, prior to January 1, 1993, and remained members of the Retirement Plan of Conoco Inc. (now the Pension and Retirement Plan of E. I. du Pont de Nemours and Company (Title 2)); are eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 15% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At December 31, 1995 and December 31, 1994, the allowable after-tax savings rate for "Highly Compensated" employees was 0% and 1% respectively, and their allowable before-tax savings rate was 6% and 7% respectively. In addition, in accordance with Internal Revenue Code, the Plan limited contributions by any employee to the before-tax account to $9,240 in 1995 and $9,240 in 1994. The Company will contribute an amount equal to 100% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, participants who are eligible to make cash supplemental deposits may make lump sum deposits or deposits in the form of monthly deductions in excess of 16%. Before tax contributions may not exceed 15% and after-tax contributions may not exceed 19%. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" participants are currently able to make supplemental cash deposits.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          A participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with the specific plan provisions. Company contributions will be suspended for six months if a participant withdraws any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years of participation or any earnings in the before-tax or after-tax accounts. Employee deposits and matching company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal. Any vested participant who retires or separates from service may elect to make a full account withdrawal at any time. Mandatory minimum distribution commences in March following the year the participant reaches age 70-1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance
                                companies, banks and other investment
                                companies which provide for the return of
                                principal in full plus the payment of
                                interest at a predetermined rate for a
                                specific period of time. The fund's blended
                                rate of return for the 12 months ending
                                December 31, 1995 and December 31, 1994
                                was 8.33% and 8.51%, respectively.
Fidelity Magellan Fund       -- A growth mutual fund offered through Fidelity
                                Investments Institutional Operation Company.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).
DuPont Common Stock Fund    --  Common Stock of E. I. du Pont de Nemours and
                                Company, Conoco's ultimate parent company.
Loan Fund                    -- Participant loans--amounts transferred from
                                the Fixed Income Fund, the Fidelity Magellan
                                Fund, Merrill Lynch Mutual Funds, the DuPont
                                Common Stock Fund and/or the 3-Way Asset
                                Allocation Fund that are loaned to
                                participants.
Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through Merrill Lynch.

          Participants may allocate their before and after-tax savings deductions and company contributions among all funds at their discretion.

          Trust to Trust transfers represent transfers to the Plan from the Pension and Retirement Plan of E. I. du Pont de Nemours and Company and the Conoco Employee Stock Ownership Plan sponsored by the Company. Affiliated company transfers in(out) represent the net movement of participant account balances between the Plan and other Company sponsored defined contribution benefit plans.

          At December 31, 1995 the Plan participants directed their savings and the related matching company contributions be invested in the following funds (approximate number of participants in each fund): Fixed Income Fund (16,400); Fidelity Magellan Fund (5,300); DuPont Common Stock Fund (9,900); 3-Way Asset Allocation Fund (3,100); Merrill Lynch (ML) Global Holdings (2,200); ML Balanced Fund(1,000); ML Equity Index (1,600); ML Capital Fund (1,800); ML Basic Value Fund (1,300) Approximately 6,000 participants had loans outstanding in the Loan Fund at December 31, 1995.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or it's delegee may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with entities to provide predetermined rates of return for the Fixed Income Fund. All recordkeeping and trustee fees of the Plan are paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, Fidelity Magellan Fund, DuPont Common Stock Fund, 3-Way Asset Allocation Fund, and Merrill Lynch Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Fidelity Magellan Fund, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the 3-Way Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Fidelity Magellan Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts. The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date.

          Certain reclassifications have been made to the Plan's 1994 financial statements to conform with the 1995 presentation.

NOTE 3 -- INVESTMENTS

          The Fixed Income Fund option provided by the Plan is also available to participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany. Accordingly, the investments in these funds by participants in the Plan and the Consol Plan have been commingled for investment purposes; however, the plan assets are maintained separately by the trustee.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The Plan's fixed income guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) at December 31, 1995 consist of the following:

                                                                    Contract
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

Aetna Life Insurance Company--9.32%, 6/1/99 (GIC).............    $   80,412
Aetna Life Insurance Company--9.89%, 6/1/00 (GIC).............        81,819
Aetna Life Insurance Company--9.01%, 6/1/01 (GIC).............       100,597
Bankers Trust Company--5.74%, 12/31/01 (SYN)..................        87,931
Bankers Trust Company--7.67%, 12/31/25 (SYN)..................        66,199
Citibank--7.40%, 8/31/01 (SYN)................................        42,195
Metropolitan Life Insurance Co.--7.81%, 6/30/01 (SAP).........       181,849
J. P. Morgan--6.99%, 1/1/99 (SYN).............................        36,273
New York Life Insurance Co.--9.71%, 6/1/99 (GIC)..............        82,704
New York Life Insurance Co.--9.11%, 6/1/99 (GIC)..............        79,829
Principal Financial Group--9.5%, 6/1/98 (GIC).................        90,790
Principal Financial Group--9.10%, 6/1/99 (GIC)................        77,262
Providian Capital Management--6.73%, 1/4/99 (SYN).............       114,721
Prudential Insurance Co.--9.66%, 6/1/98 (GIC).................        91,748
Prudential Insurance Co.--9.96%, 6/1/98 (GIC).................        93,583
Prudential Insurance Co.--8.35%, 7/1/99 (SAP).................       172,191
Prudential Insurance Co.-7.10%, 7/1/99 (SAP)..................       171,596
Travelers Insurance Co.--9.66%, 6/1/00 (GIC)..................        77,524
Union Bank of Switzerland--7.05%, 1/1/01 (SYN)................       114,553
                                                                  ----------
    Total Investment in Fixed Income  ........................    $1,843,776
                                                                  ==========


          The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The carrying values and fair values of investment contracts as of December 31, 1995 are as follows:

                                            Carrying Value
                                           (contract value)     Fair Value
                                           ----------------     ----------
                                                (Dollars in Thousands)

Guaranteed Investment Contracts               $  856,268        $  916,787
Synthetic Guaranteed Investment Contracts        461,872           461,872
Separate Account Guaranteed Investment           525,636           571,791
  Contracts                                   ----------        ----------
                                              $1,843,776        $1,950,450
                                              ==========        ==========

          Included in the fair value of synthetic guaranteed investment contracts is ($14,074) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5 -- INCOME TAX STATUS

          The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        December 31,
                                                    1995            1994
                                                -----------     -----------
                                                   (Dollars in Thousands)
Net assets for benefits per the
  financial statements                          $2,609,424      $2,368,280
Less:  Amounts allocated to
  withdrawing participants                            (682)         (1,249)
                                                -----------     -----------
Net assets available for benefits
  per the Form 5500:                            $2,608,742      $2,367,031
                                                ===========     ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                      December 31, 1995
                                                     --------------------
                                                    (Dollars in Thousands)

Benefits paid to participants per the
  financial statements                                      $151,619
Add:  Amounts allocated to withdrawing
      participants at December 31, 1995                          682
Less: Amounts allocated to withdrawing
      participants at December 31, 1994                       (1,249)
                                                          ------------
Benefits paid to participants per the Form 5500             $151,052
                                                          ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 7 -- SUBSEQUENT EVENTS

          Effective January 1, 1996, the 3-Way Asset Allocation Fund Advisor's name has changed from Wells Fargo Nikko Investment Advisors to BZW Global Investors. Concurrently, the Trustee's name has changed from Wells Fargo Institutional Trust Company to BZW Global Trust Company, N.A. The change is a result of the acquisition of Wells Fargo Nikko Investment Advisors by Barclay's PLC. The acquisition is not expected to affect the management of the 3-Way Asset Allocation Fund.

          On March 1, 1996 Merrill Lynch merged the Balanced Fund into the Global Allocation Fund; thereby, eliminating the Balanced Fund from Merrill Lynch's investment line-up. Prior to the merger, participants were permitted to transfer their Balanced Fund holding to any of the other investment options available in the Plan. At the discretion of the Administrator, the Plan's position remaining in the Balanced Fund, immediately prior to the merger, was converted to the Merrill Lynch Capital Fund.

                                 SCHEDULE I
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

          ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1995


     Description                                    Cost       Current Value
     -----------                                 ----------    -------------
                                                   (Dollars in Thousands)

Aetna Life Insurance Co.-9.32%, 6/1/99 (GIC).....$  80,412      $   80,412
Aetna Life Insurance Co.-9.89%, 6/1/00 (GIC).....   81,819          81,819
Aetna Life Insurance Co.-9.01%, 6/1/01 (GIC).....  100,597         100,597
Bankers Trust Co.-5.74%, 12/31/01 (SYN)..........   87,931          87,931
Bankers Trust Co.-7.67%, 12/31/25 (SYN)..........   66,199          66,199
Citibank-7.40%, 8/31/01 (SYN)....................   42,195          42,195
Metropolitan Life Insurance Co.-7.81%,6/30/01(SAP) 181,849         181,849
J. P. Morgan-6.99%, 1/1/99 (SYN).................   36,273          36,273
New York Life Insurance Co.-9.71%, 6/1/99 (GIC)..   82,704          82,704
New York Life Insurance Co.-9.11%, 6/1/99 (GIC)..   79,829          79,829
Principal Financial Group-9.5%, 6/1/98 (GIC).....   90,790          90,790
Principal Financial Group-9.10%, 6/1/99 (GIC)....   77,262          77,262
Providian Capital Management-6.73%, 1/4/99 (SYN).  114,721         114,721
Prudential Insurance Co.-9.66%, 6/1/98 (GIC).....   91,748          91,748
Prudential Insurance Co.-9.96%, 6/1/98 (GIC).....   93,583          93,583
Prudential Insurance Co.-8.35%, 7/1/99 (SAP).....  172,191         172,191
Prudential Insurance Co.-7.10%, 7/1/99 (SAP).....  171,596         171,596
Travelers Insurance Co.-9.66%, 6/1/00 (GIC)......   77,524          77,524
Union Bank of Switzerland-7.05%, 1/1/01 (SYN)....  114,553         114,553
                                                ----------      ----------
  Total GIC, SAP and SYN                        $1,843,776      $1,843,776

Fidelity Magellan                                  128,983         154,191
3-Way Asset Allocation Fund                         43,191          59,232
DuPont Common Stock Fund                           243,232         383,492
Loans to Participants (8.25%-9.5%)                  38,074          38,074
Short-Term Investments & Cash                       27,657          27,657
Merrill Lynch Equity Index                          19,901          26,392
Merrill Lynch Global Holdings                       23,956          25,197
Merrill Lynch Balanced Fund                          4,789           4,632
Merrill Lynch Capital Fund                          22,303          24,550
Merrill Lynch Basic Value Fund                      13,878          15,959
                                                ----------      ----------
Total Investment Portfolio                      $2,409,740      $2,603,152
                                                ==========      ==========

GIC-Guaranteed Investment Contract
SAP-Separate Account Portfolio.
SYN-Synthetic Guaranteed Investment Contract.


                                   PAGE 23
                                 SCHEDULE II
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1995

                           (DOLLARS IN THOUSANDS)

                  TRANSACTION OR SERIES OF TRANSACTIONS IN
                EXCESS OF 5% OF CURRENT VALUE OF PLAN ASSETS


                                            Contract  Current
Identity                                    Value/    Value On
of Party   Description  Purchase   Sales    Cost of   Transaction Gain On
Involved    of Asset     Price     Price    Asset     Date        Transaction
- --------   -----------  ---------  -------  -------  -----------  -----------
J.P.Morgan     SYN      $176,400            $176,400   $176,400


J.P.Morgan     SYN                $129,833   129,833    129,833


Union Bank
 of
Switzerland    SYN       148,727             148,727    148,727


Union Bank
 of
Switzerland    SYN                   4,989     4,989      4,989


Fidelity       Magellan   79,652              79,652     79,652
               Fund


Fidelity       Magellan             79,427    72,121     79,427     $ 7,306
               Fund


DuPont Co.     Common    174,658             174,658    174,658
               Stock


DuPont Co.     Common              170,367   142,241    170,367      28,126
               Stock



Note: J. P. Morgan and Union Bank of Switzerland represent transactions for the Conoco and Consol Plans on a commingled basis.


                        EXHIBIT INDEX


Exhibit
Number                                          Description
- -------                              ----------------------------------

  24                                 Consent of Independent Accountants.

                                                                Exhibit 24


                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated May 28, 1996 which appears on page 4 of this Form 11-K.




PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

June 13, 1996